

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 9, 2009

Perry Law, President and Director
Smart-Tek Solutions Inc.
3702 South Virginia Street, Suite G12-401
Reno, NV 89502
Facsimile: (604) 718-1889

> **Re:** **Smart-Tek Solutions Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 2, 2009**
> **File No. 000-29895**

Dear Mr. Law:

We have completed our review of your proxy statement and have no further comments at this time.

Sincerely,

/s/ Celeste M. Murphy
Legal Branch Chief